UNRIVALED BRANDS, INC.
3242 S. Halladay St., Suite 202
Santa Ana, California 92705

February 10, 2022

Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C 20549-6010

Attn:	Priscilla Dao, Staff Attorney
Jan Woo, Legal Branch Chief

Re:	Unrivaled Brands, Inc. Registration Statement on Form S-3
Filed September 17, 2021 File No. 333-259594

Dear Ms. Dao and Ms. Woo:

On behalf of our client, Unrivaled Brands, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated September 28, 2021, relating to the Company’s draft registration statement on Form S-3 submitted on September 17, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form S-3/A (the “Amended Registration Statement”) and certain exhibits via EDGAR to the Commission.

To facilitate your review, we have separately delivered to you via email a copy of the Amended Registration Statement, marked to show changes to the Registration Statement.

For ease of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Amended Registration Statement.

Registration Statement on Form S-3

General

1.

We note that you intend to acquire People’s First Choice as disclosed in the Form 8-K filed August 16, 2021. It appears that the financial statements of People’s First Choice may be required to be included in the Form S-3 pursuant to Rule 3-05 of Regulation S-X and Item 11(b) of Form S-3. Please revise or advise why you believe this disclosure is not required.

Response: The Company has performed a significance test for the acquisition of People’s First Choice pursuant to Rule 3-05 of Regulation S-X and Item 11(b) of Form S-3 and has deemed the acquisition significant. As a result, and in response to the Staff’s comment, the Company filed the required audited financial statements of People’s First Choice and pro forma financial statements of the combined entity on Form 8-K/A on January 31, 2022 (the “Form 8-K/A”). Furthermore, the Company has revised its disclosure on page 23 of the Amended Registration Statement to incorporate by reference the Form 8-K/A and the financial statements of People’s First Choice and the pro forma financial statements of the combined entity attached as an exhibit thereto.

February 10, 2022

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Should you have any comments or questions regarding the foregoing, please contact Faith Charles at (212) 908-3905 or Naveen Pogula at (404) 541-2913.

Sincerely,

/s/ Francis Knuettel II

cc:	Faith Charles, Thompson Hine LLP
Naveen Pogula, Thompson Hine LLP
Joseph Segilia, Unrivaled Brands, Inc.